Exhibit 99.2

Please note that as of 25th April 2007 214,623 new Intesa Sanpaolo S.p.A. ordinary shares, with regular rights have been issued following the exercise by the Management of the merged company  Sanpaolo IMI and its subsidiaries, of corresponding subscription rights relative to a stock option plan approved by the Board of Directors of the aforementioned Company on 17th December 2002, on the basis of the specific mandate conferred to the same Board by the Shareholders’ Meeting of Sanpaolo IMI S.p.A. of 30th April 2002.

This led to an increase in the ordinary share capital of Intesa Sanpaolo S.p.A. of 111,603.96 euro to reach 6,161,652,830.84 euro and of an equal  amount in total capital which, including saving shares reached 6,646,547,922.56 euro, as well as an increase in the Share premium reserve of 379,410.54 euro, which reached 5,559,452,895.16 euro.

The aforementioned new share capital is divided into 12,781,822,928 shares of nominal value of 0.52 euro each, comprising 11,849,332,367 ordinary shares and 932,490,561 non-convertible saving shares.

The relative attestation was transmitted to the Turin Company Register on 26th April 2007.

The foregoing leads to a consequent update in the proposal for the allocation of net income relative to financial statements as at 31st December 2006 and for the distribution of dividends and reserves.

In particular, the further disbursement of 81,556.74 euro, corresponding to the attribution of a unit amount of 0.38 euro (including 0.13 euro from the distribution of dividends and 0.25 euro from the distribution of the Share premium reserve) to be assigned also to the aforementioned 214,623 new ordinary shares, will lead to — without prejudice to the integration of the legal reserve to reach a fifth of the new share capital  — a consistent decrease in the portion of net income destined to the Extraordinary reserve and in the residual Share premium reserve.

Intesa Sanpaolo S.p.A.   Parent Bank of the Intesa Sanpaolo Banking Group   Registered in the Register of Banking Groups   Registered Office: Piazza San Carlo 156, Turin, Italy   Share capital euro 6.646.547.922,56   Registration number in the Turin Register of Companies and fiscal code 00799960158, VAT number 10810700152   Member of the Interbank Deposit Guarantee Fund and the National Guarantee Fund   Registration number in the Register of Banks 5361